

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via E-mail
Mr. Frank S. Yuan
Chief Executive Officer
ASAP Expo, Inc.
345 S. Figueroa St., Suite M09
Los Angeles, CA 90071

Re: **ASAP Expo, Inc.**
        Form 10-K/A for the Fiscal Year Ended December 31, 2010
        Filed July 19, 2011
        Form 10-Q/A for the Fiscal Quarter Ended March 31, 2011
        Filed July 19, 2011
        File No. 001-34294

Dear Mr. Yuan:

We have reviewed your letter dated July 20, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe that amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 6, 2011.

Form 10-K/A for the Fiscal Year Ended December 31, 2010, filed on July 19, 2011

Facing Sheet

1.   In future filings, do not include an "N/A" checkbox following the paragraph which refers to Interactive Data. If the company is not yet subject to the Interactive Data requirements, leave both the Yes and the No boxes unchecked.

2.   At the bottom of the Facing Sheet you are to state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed using the price at the last business day of your second fiscal quarter. In this regard, for this Form 10-K/A for the year ended December 31, 2010 should reflect the non-affiliate market value as of June 30, 2010.

3.   Remove the qualifications that you have included after the market value amount.

Table of Contents, page 3

4.   Notwithstanding your response, the table of contents is not compliant with that set forth in the Form 10-K Official Text. The Item numbers throughout your filing are also incorrectly numbered. We have the same observation regarding your Item numbers and disclosures in the Form 10-Q/A filed on July 19, 2011. Revise the Item numbers and add disclosures as necessary to comply with such Items.

Explanatory Note, page 3

5.   Please revise to exclude any reference to Regulation S-B as this regulation has been superseded. In this regard, the changes you have been asked to make are to bring your disclosures into compliance with Item 10, paragraph *f* of Regulation S-K and not Article 8 of Regulation S-X, which relates to the audited financial statements.

6.   Your reference to an evaluation date of July 14, 2011 should be corrected to reflect the fact that the evaluation of the effectiveness of disclosure controls and procedures is made as of the last day of the period, December 31, 2010. Revise accordingly.

7.   When revising your Explanatory Note, please include a discussion of the changes that were made to the Forward-Looking Statements section on page 4 and please consider whether any other changes need to be made in response to other comments contained in this letter.

Evaluation of Controls and Procedures, page 20

8.   We note that you have provided revised disclosure related to your evaluation of disclosure controls and procedures on page 21. These revisions were meant to replace, not to supplement, the last paragraph on page 20. Revise accordingly.

9.   We note your belief that "management's failure to perform or complete its report on internal controls over financial reporting did not significantly impact its conclusions regarding the effectiveness of [y]our disclosure controls and procedures at December 31, 2010." Disclosure controls and procedures include, "controls and procedures of an issuer that are designed to ensure that information <u>required to be disclosed</u> by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and <u>reported</u>, within the time periods specified in the Commission's rules and forms." Considering management's failure to provide its report on internal control over financial reporting, along with the fact that the company essentially filed its annual report on a Form not in use for three years, it is unclear to us how you are able to continue to conclude that your disclosure controls and procedures are effective. Amend the Form 10-K/A to disclose management's revised conclusion on the effectiveness of your disclosure

controls and procedures as of the end of the fiscal year. If you continue to believe that your disclosure controls and procedures were effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2011, filed on July 19, 2011

10.   Ensure that revisions in response to the comments below are also applied to the Form 10-Q for the quarterly period ended March 31, 2011, as applicable.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant